March 9, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Karen J. Garnett

Re:	Digital Realty Trust, Inc.
Form 10-K
Filed February 29, 2008
Schedule 14A
Filed April 4 2008
File No. 001-32336

Dear Ms. Garnett:

This letter sets forth the responses of Digital Realty Trust, Inc. (the “Company”) to the additional comments received by facsimile on February 3, 2009 from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission regarding the Company’s annual report on Form 10-K for the year ending December 31, 2007 (the “Form 10-K”) and the Company’s definitive proxy statement filed on April 4, 2008 (the “Proxy Statement”).

In addition, under the heading “2008 Form 10-K” below, we indicate the manner in which the Company’s annual report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (the “2008 Form 10-K”), addresses applicable comments received by facsimile from the Staff on December 8, 2008.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letters dated December 8, 2008 and February 3, 2009, as applicable, and the Company’s responses thereto.

A.	2008 Form 10-K

Item 2.	Properties, page 28

1.	Please revise to identify the properties that are not held in fee and the properties that are subject to any major encumbrance. Briefly describe how the properties are held and disclose the material terms of any encumbrance. Refer to Item 102 of Regulation S-K.

Response: The disclosure under the heading “Properties—Our Portfolio” on page 28 of the 2008 Form 10-K states that all properties are held in fee except as otherwise indicated and includes a reference to note 6 to the Company’s consolidated financial statements included in Part II of the 2008 Form 10-K for a description of all applicable encumbrances as of December 31, 2008. Notes (7), (8) and (10) through (12) to the tabular presentation of the Company’s properties beginning on page 29 of the 2008 Form 10-K state that the applicable properties are subject to leases and disclose the years in which the leases expire. Note 6 to the Company’s consolidated financial statements beginning on page 88 of the 2008 Form 10-K describes all major encumbrances for each property.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.	Refer to the discussion of distributions at the top of page 56. Please also disclose the source of funds used to pay distributions and clarify why some distributions are classified as ordinary income and some distributions are classified as a return of capital.

Response: The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Dividends and Distributions” on page 58 of the 2008 Form 10-K states:

Distributions out of our current or accumulated earnings and profits are generally classified as ordinary income whereas distributions in excess of our current and accumulated earnings and profits, to the extent of a stockholder’s U.S. federal income tax basis in our stock, are generally classified as a return of capital. Distributions in excess of a stockholder’s U.S. federal income tax basis in our stock are generally characterized as capital gain. Cash provided by operating activities has been sufficient to fund all distributions.

Exhibits

3.	Please tell us why you have not included the employment agreements with Mr. Crosby and Mr. Peterson in accordance with Item 601(b)(10)(iii) of Regulation S-K.

Response: Mr. Crosby’s employment agreement and the form of the first amendment thereto are listed as exhibits 10.43 and 10.44, respectively, under Item 15 on page 118 of the 2008 Form 10-K. Mr. Peterson’s amended and restated employment agreement is listed as exhibit 10.45.

B.	Responses to Comments received February 3, 2009

Form 10-K

Distributions, page 54

1.	We note your response to prior comment 2. Please confirm that in future filings you will specifically disclose the dollar amount of distributions paid from borrowings and any other sources other than cash flows from operations.

Response: The Company confirms that, to the extent that cash from operations is not sufficient to cover dividends and other distributions, the Company will disclose in future filings the source and amount of funds used to pay such dividends or other distributions. The Company notes that, as described above, the disclosure on page 58 of the 2008 Form 10-K states that cash provided by operating activities has been sufficient to fund all distributions.

Schedule 14A

Executive Compensation, page 15

Peer Group Review, page 16

2.	We note your response to comment 7 of our letter. To the extent that a comparison to peer group compensation was material to a compensation award, please disclose how the compensation award compared to the peer group. For example, we note disclosure on page 19, which indicates that the committee decided to increase Mr. Stein’s total base salary and annual incentive bonus target after considering those amounts relative to the peer group as well as Mr. Stein’s overall performance.

Response: The Company confirms that in future filings the Company will indicate how compensation awards compared to the peer group where such a comparison is material to the determination of the compensation award.

Annual Incentive Bonuses, page 18

3.	We note your response to comment 8 of our letter. Please confirm that you will disclose the individual performance goals and other factors taken into account in determining the annual incentive bonus for each officer.

Response: The Company confirms that in future filings the Company will disclose the specific corporate and individual performance objectives taken into account in determining the annual incentive bonus for each officer, except where the disclosure of such objectives could cause the Company competitive harm or such targets are not material to an understanding of the Company’s compensation policies and programs. In the event that specific corporate or individual performance targets are not disclosed, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose how difficult it will be for the executives, or how likely it will be for the Company, to achieve the undisclosed performance targets. The Company respectfully submits that it included such disclosure in the Proxy Statement on pages 18 and 19 with respect to 2007 incentive bonuses for each officer.

2007 Long-Term Incentive Units Awards, page 20

4.	We note your response to comment 9 of our letter. Please confirm that you will disclose the individual performance goals and other factors taken into account in determining the long-term incentive award for each officer.

Response: The Company confirms that in future filings the Company will disclose the specific corporate and individual performance objectives taken into account in determining the long-term incentive award for each officer, except where the disclosure of such objectives could cause the Company competitive harm or such targets are not material to an understanding of the Company’s compensation policies and programs. In the event that specific corporate or individual performance targets are not disclosed, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose how difficult it will be for the executives, or how likely it will be for the Company, to achieve the undisclosed performance targets.

5.	We note your response to comment 10 of our letter. Please clarify the conditions necessary for the long-term incentive units to vest. In addition, please explain in more detail how the units will receive full parity with the common units. Currently, it is not clear how you would measure the capital account balance of a common unit holder or how you would determine special allocations of income and gain with respect to the long-term incentive units.

Response: The Company respectfully submits that the disclosure on page 21 of the Proxy Statement indicates that, except for accelerated vesting in the event of a change in control of the Company, long-term incentive units awarded in 2007 vest over five years, with 20% vesting after the first year and an additional 1/60th of such long-term incentive units vesting each month thereafter.

In addition, the Company confirms that in future filings the Company will revise the disclosure to describe in more detail how the long-term incentive units achieve full parity with the common units, including how the operating partnership measures the capital account balance attributable to a unit and how it would determine the amount of special allocations of gain to be made with respect to the long-term incentive units. The operating partnership is required to allocate income, gain, loss and deduction to the partners’ capital accounts in accordance with the terms of the partnership agreement, subject to applicable Treasury regulations. The partners’ capital account balances generally are reflected on the operating partnership’s books and records, as adjusted from time to time. A partner’s initial capital account balance is equal to the amount the partner paid (or contributed to the operating partnership) for its units and is subject to subsequent adjustments, including with respect to the partner’s share of income, gain or loss of the operating partnership. Because a holder of long-term incentive units generally will not pay for the long-term incentive units, the initial capital account balance attributable to such long-term incentive units will be zero. The partnership agreement provides that holders of long-term incentive units will receive special allocations of gain in the event of a sale or hypothetical sale of assets of our operating partnership prior to the allocation of gain to the Company or other limited partners with respect to their common units. The amount of such allocation will, to the extent of any such gain, be equal to the difference between the capital account balance of a holder of long-term incentive units attributable to such units and the capital account balance attributable to an equivalent number of common units, as reflected on the operating partnership’s books and records. If and when such gain allocation is fully made, a holder of long-term incentive units will have achieved “parity” with holders of common units.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at (415) 738-6516 or by fax at (415) 738-6521 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua A. Mills
Joshua A. Mills
General Counsel and Assistant Secretary

cc:	Julian T. Kleindorfer, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP